Ingersoll-Rand plc 170/175 Lakeview Drive Airside Business Park Swords, Co. Dublin, Ireland Tel: +353 1 870 7400 Fax: +353 1 870 7401

November 4, 2010

Ms. Cecilia D. Blye, Chief

Office of Global Security Risk

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C., 20549-5546

RE:	Ingersoll-Rand plc
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
File No. 001-34400

Dear Ms. Blye:

This is in response to your letter dated October 7, 2010 to Michael Lamach, Chief Executive Officer of Ingersoll-Rand plc (the “Company”), relating to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2009. Mr. Bhaumik subsequently granted the Company until November 4, 2010 to respond.

For your convenience, we have set forth the staff’s comments below followed by our responses.

“We note that drop-down menus on your, and/or your subsidiary, websites allow persons located in Cuba, Iran, Sudan, and Syria to request information and/or service regarding your products. We note also that your Form 10-K does not include any information on contacts with Cuba, Iran, Sudan, and Syria, countries designated state sponsors of terrorism by the U.S. Department of State, and subject to U.S. economic sanctions and export controls. Please provide us with information regarding your contacts with Cuba, Iran, Sudan, or Syria since your letter to the staff dated November 14, 2008.

As requested, our response provides information regarding our contacts with Cuba, Iran, Sudan, or Syria since our letter to the staff dated November 14, 2008. Our responses are based primarily on information supplied by non-U.S. subsidiaries in reply to inquiries we initiated for this purpose.

Ms. Cecilia D. Blye, Chief

Office of Global Security Risk

November 4, 2010

The Company is a diversified manufacturing company. Some of its non-U.S. subsidiaries have had limited sales into Iran, Sudan and Syria of a variety of products, equipment and services designed for commercial and/or residential use, subject to the Company’s decision in March 2010 to withdraw from business with Iran as described below. The Company has no subsidiaries in Cuba, Iran, Syria or Sudan. There have been no sales to Cuba.

As you know, U.S. laws and regulations permit certain transactions with Iran, Syria and Sudan subject to varying restrictions and requirements depending on the country. The Company has policies and procedures in place to ensure that it complies with relevant requirements such as those of the U.S. Commerce Department’s Bureau of Industry and Security and the U.S. Treasury Department’s Office of Foreign Assets Control.

More specifically, the sales originate and are constituted as follows:

Climate Solutions Sector: The Company’s non-US subsidiaries within the Climate Solutions Sector have had limited sales into each of Iran, Sudan and Syria of products, equipment and services used to protect and transport food and other perishables, as well as indoor air conditioners and heat pump units, residential chillers and related services for those products for both commercial and residential use.

Industrial Technologies Sector: The Company’s non-US subsidiaries within the Industrial Technologies Sector have had limited sales into each of Iran and Syria of products, equipment and services relating to compressed air systems and industrial generators. This sector has had limited sales into Iran of fluid and material handling equipment, and parts for golf cars, utility vehicles or compact vehicles.

Security Technologies Sector: The Company’s non-US subsidiaries within the Securities Technologies Sector have had limited sales into each of Iran, Sudan and Syria of mechanical door locks and cylinders and related parts and hardware items and services related to such products.

Certain of the Company’s non-U.S. subsidiaries had limited sales into Iran, Sudan and Syria. On a country-by-country basis, total approximate sales to Iran were $3.171 million in 2008, $9.381 million in 2009, and $41,600 for the nine-month period ending September 30, 2010; approximate sales to Sudan were $114,600 in 2008, none in 2009, and $7,100 for the nine-month period ending September 30, 2010; and approximate sales to Syria were $1.462 million in 2008, $2.984 million in 2009, and $439,100 for the nine-month period ending September 30, 2010.

The Company had total global revenue of $16.365 billion in 2008, $13.195 billion 2009, and $9.820 billion for the nine-month period ending September 30, 2010. On a percentage basis, the combined sales revenue as compared to the Company’s total revenue were as follows: to Iran, 0.019% in 2008 and 0.071% in 2009, and less than 0.001% for the nine-month period ending September 30, 2010; to Sudan, less than 0.001% in 2008 and 0% in 2009, and 0% for the nine-month period ending September 30, 2010; to Syria, less than 0.001% in 2008 and 0.022% in 2009, and less than 0.001% for the nine-month period ending September 30, 2010.

Ms. Cecilia D. Blye, Chief

Office of Global Security Risk

November 4, 2010

The Company does not believe that its business contacts with Iran, Sudan and Syria are qualitatively (or quantitatively) material to the Company or to investors.

“In this regard, we are aware of publicly available information relating to both the availability of your air compressors in Iran and use of air compressors in the oil, and gas industry and in nuclear plants. We also note that certain types of air compressors are included in the Commerce Control List maintained by the Bureau of Industry and Security of the U.S. Department of Commerce. Please tell us whether, to the best of your knowledge, understanding, and belief, your air compressors, any associated products, equipment, components, technology or services, or any other products or services you have provided, directly or indirectly, into Iran may be used in connection with the production of nuclear energy or have other military or proliferation uses, and describe such possible uses of which you are aware. Also advise us whether, to the best of your knowledge, understanding, and belief, products or services you have provided, directly or indirectly, into Iran have been put to any such us, and discuss any such use of which you are aware.

To the best of our knowledge, understanding and belief, none of our air compressors, associated products, equipment components, technology, or services, or any other products or services we have provided, directly or indirectly, into Iran are specially designed, prepared or modified, as the term is used in the Export Administration Regulations, EAR, for use in connection with the production of nuclear energy or military or proliferation purposes. Also, to the best of our knowledge, understanding and belief, none of our air compressors, associated products, equipment components, technology, or services, or any other products or services we have provided, directly or indirectly, into Iran, have been put to use for the production of nuclear energy or military or proliferation purposes. To the best of our knowledge, understanding and belief, any products supplied by the Company’s non-U.S. subsidiaries to Iran are commercial products which are for general use and are all classified under the Commerce Control List, CCL, as EAR99 (non-control items).

To expand for clarification, the air compressors and components controlled on the Commerce Control List, CCL, are the following:

A.)	Equipment and components specially designed or modified of plant for separation of isotopes of “natural uranium” and “depleted uranium”, “special fissile materials” and “other fissile materials”,

B.)	Equipment and components, specially designed or prepared for gaseous diffusion separation process, as follows:

b.2.a. Compressors (positive displacement, centrifugal and axial flowtypes) or gas blowers with a suction volume capacity of 1 m3/min or more of UF6, and discharge pressure up to 666.7 kPa, made of or protected by materials resistant to UF6 (e.g. aluminum, aluminum alloys, nickel or alloy containing 60 weight percent or more nickel);

Ms. Cecilia D. Blye, Chief

Office of Global Security Risk

November 4, 2010

b.2.b. Rotary shaft seals for compressors or blowers specified in 0B001.b.2.a. and designed for a buffer gas in-leakage rate of less than 1,000 cm3/min.;

C.)	Equipment and components, specially designed or prepared for aerodynamic separation process, as follows

d.3. Compressors (positive displacement, centrifugal and axial flow types) or gas blowers with a suction volume capacity of 2 m3/min, made of or protected by materials resistant to UF6 (e.g., aluminum, aluminum alloys, nickel or alloy containing 60 weight percent or more nickel), and rotary shaft seals therefore;

h.4. Compressors made of or protected by materials resistant to UF6 (e.g., aluminum, aluminum alloys, nickel or alloy containing 60 weight percent or more nickel), and rotary shaft seals therefore;

D.)	8A992 Vessels, marine systems or equipment, not controlled by 8A001, 8A002 or 8A018, and specially designed parts therefore.

k. Air compressors and filtration systems specially designed for filling air cylinders.

Ingersoll Rand does not manufacture or supply these items to any destination.

We note the representation in the 2009 Sustainability Report available on your website that you are “having [your] foreign subsidiaries stop accepting orders for all products, components, and parts where the subsidiary’s employees know such items would be destined for Iran. Please tell us whether this relates only to new orders, or also covers orders for parts or services, or any other contacts, under existing contracts or agreements. If it relates only to new orders, tell us when your obligations under existing contracts or agreements will end, and discuss the applicability of the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010 to your current and anticipated contacts with Iran. Please also discuss the policies and/or procedures you have in place to ensure that employees ascertain whether items would be destined for Iran.

Ingersoll Rand has maintained appropriate compliance programs and procedures to ensure that its foreign subsidiaries’ transactions with Iran comply fully with applicable laws. However, in light of the escalating concerns about the current Iranian regime, Ingersoll Rand decided to instruct its foreign subsidiaries to withdraw from business with Iran subject to fulfilling pre-existing legal and contractual obligations and provided the performance of such obligations is compliant with applicable laws. On March 10, 2010, Mike Lamach, Chief Executive Officer, announced that effective immediately Ingersoll Rand’s foreign subsidiaries will no longer accept orders for products, components, or parts where the foreign subsidiary knows such items are destined for Iran.

To give effect to our withdrawal from business with Iran, effective as of March 10, 2010, the Company’s non-U.S. subsidiaries were instructed to not accept any new orders, whether for products, parts, components or services, destined directly or indirectly to Iran or the Government of Iran except to fulfill legal obligations under contracts executed prior to March 10, 2010;

Ms. Cecilia D. Blye, Chief

Office of Global Security Risk

November 4, 2010

provided such transactions comply with all applicable laws and regulations. A determination for this purpose on whether or not an order is destined for Iran is to be based on all transactional information available to the Company. Given the general commercial nature of the Company’s products and sales, it would be difficult to establish a specific date by which all legal obligations on sales under pre-existing contracts would be concluded but the general warranty period for our products is thirty (30) months or less.

As to the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, to the best of our knowledge, understanding and belief, this legislation will have no effect on the Company’s non-U.S. subsidiaries’ very limited ongoing business in Iran, given the limited nature, magnitude and value of such business.

Finally, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter or if you require additional information, please do not hesitate to contact the undersigned at 732-652-6955.

Sincerely,

/s/ Allan Tananbaum
Allan Tananbaum
Vice President & Deputy General Counsel -
Compliance